SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Sonim Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
83548F101
(CUSIP Number)
May 9, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	83548F101	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON
Alimco Financial Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
239,655
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
239,655
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
239,655
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.2%[1]
12		TYPE OF REPORTING PERSON
CO**

** See Item 4.

 1 The percentage reported in this Schedule 13G is based upon 19,509,722 shares of Common Stock outstanding according to the Prospectus filed by the Issuer on May 13, 2019.

Explanatory Note:

This Schedule 13G is filed by Alimco Financial Corporation ("Alimco") and does not include certain shares of common stock of the Issuer ("Shares") reported separately by Mr. Neil S. Subin ("Mr. Subin"). Mr. Subin has filed a Schedule 13G with respect to Shares held by certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”). Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Alimco and Mr. Subin respectively disclaim (i) the existence of, and membership in, a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, and (ii) beneficial ownership of the securities reported by the other reporting person.

Item 1(a).	Name of Issuer:	Sonim Technologies, Inc.

Item 1(b).	Address of Issuers’ Principal Executive Offices:	1875 South Grant Street
Suite 750
San Mateo, CA 94402

Item 2(a).	Name of Person Filing:	Alimco Financial Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway
Suite 1-365
West Palm Beach, Florida 33405

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	83548F101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Item 4.	OWNERSHIP:

(a)	As of the date hereof Alimco beneficially owns 239,655 Shares.

(b)	1.2%

(c)	(i)	sole voting power: 239,655

(ii)	shared voting power: 0

(iii)	sole dispositive power: 239,655

(iv)	shared dispositive power: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

No person other than Alimco has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

See Explanatory Note

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2019	ALIMCO FINANCIAL CORPORATION

	By:	/s/ Jonathan A. Marcus
	Name:	Jonathan A. Marcus
	Title:	Chief Executive Officer